Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865

Orion Engineered Carbons S.A. Announces
First Quarter 2017 Financial Results
First Quarter 2017 Highlights

•
Volumes decreased by 1.0% to 275.1 kmt compared to 277.8 kmt in the first quarter of 2016 with strong increases in Specialty of 13.3% mostly offsetting a decline in Rubber of 4.8% largely due to the plant closure of Ambès, France in December 2016

•
Revenue increased by €58.0 million to €304.3 million compared to the first quarter of 2016 mainly as higher feedstock costs were passed along to customers via indexed pricing agreements and certain base price increases took effect

•	Profit (Net Income) of €15.8 million increased by €2.4 million from €13.4 million in first quarter of 2016

•	Adjusted EBITDA[1] increased €4.8 million or 9.0% to a record €58.8 million, Adjusted EPS[1] increased €0.08 to €0.36

•	Specialty Carbon Black Adjusted EBITDA decreased by €2.3 million to €32.1 million

•	Rubber Carbon Black Adjusted EBITDA increased by €7.2 million to €26.7 million

•	Cash flow from operations totaled €17.5 million

•	Voluntary debt repayment of €19.5 million and dividend payments of €10.0 million
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – May 4, 2017 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced results for its first quarter of 2017.

“We are off to a good start with solid first quarter results that clearly demonstrate the complementary nature of our two carbon black businesses,” said Jack Clem, Orion’s Chief Executive Officer. "We are pleased to report record Adjusted EBITDA of €58.8 million. Specialty Carbon Black volume continues its rapid growth, increasing 13.3% in the quarter, far above global GDP and greater than our view of the market growth rate for Specialty Carbon Black. Our Rubber Carbon Black volume was largely stable except for sales associated with the closure of our French facility which impacted volumes by 4.8% as we reduced marginally profitable grades produced in that facility. Solid gains in contribution margin and net income were driven by our recovering rubber carbon black business which benefited from some price increases in certain regions, the ongoing success of our facility in Qingdao, China, gains in efficiency improvements and the restructuring gains coming from the French closure. These gains more than offset the pressure on Specialty margins as a result

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures of the time lag in adjusting our product pricing to higher feedstock costs. In addition to solid Adjusted EBITDA results, despite oil price increases impacting working capital we voluntary repaid further another approximately €20 million of debt. After the close of the quarter, we further strengthened our balance sheet and liquidity by successfully repricing our term loan which reduced annual interest costs by €4.7 million”

First Quarter 2017 Overview

ORION ENGINEERED CARBONS
	Q1 2017	Q1 2016	Y-o-Y Comparison
Volume (kmt)	275.1	277.8	(1.0)%
Revenue (EUR/Millions)	304.3	246.3	23.6%
Contribution Margin (EUR/Millions)	122.0	114.2	6.8%
Contribution Margin per Metric Ton (EUR)	443.4	411.1	7.9%
Operating Result/EBIT (EUR/Millions)	34.8	30.5	14.0%
Adjusted EBITDA (EUR/Millions)	58.8	54.0	9.0%
Profit or Loss for the Period/Net Income (EUR/Millions)	15.8	13.4	18.5%
EPS (EUR) (1)	0.27	0.22	0.05
Adjusted EPS (EUR) (2)	0.36	0.28	0.08
Notes:

(1)	EPS calculated using profit (Net Income) for the respective quarter based upon weighted number of shares outstanding in the respective quarter.

(2)
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Change in Adjusted EPS primarily associated with increased EPS and fluctuation in foreign currency exchange rate effects.

While the volumes of Specialty Carbon Black saw very strong growth, the closure of the Ambès, France facility contributed to lower Rubber Carbon Black volumes as we closed this marginal facility in order to see a net gain in annual gross profit from the reduction of associated fixed costs. Accordingly, overall volumes decreased by 1.0% or 2.7 kmt resulting in total volume of 275.1 kmt in the first quarter of 2017 compared to 277.8 kmt in the first quarter of 2016.
Revenues increased by €58.0 million, or 23.6%, to €304.3 million in the first quarter of 2017 from €246.3 million in the first quarter of 2016. This revenue increase was primarily due to sales price increases resulting from pass through of higher feedstock costs, foreign exchange translation effects and certain base price increases.
Contribution Margin increased by €7.8 million, or 6.8%, to €122.0 million in the first quarter of 2017 from €114.2 million in the first quarter of 2016, primarily driven by strong volume growth in our Specialty Carbon Black business, foreign exchange translation impacts, and gains in efficiency and productivity, offset by the time lag in adjusting prices in Specialty to the upward movement in feedstock costs and some regional mix effects.
Gross Profit increased to €89.7 million in the first quarter of 2017 compared to €81.6 million in the first quarter of 2016 consistent with the development of contribution margin.

Adjusted EBITDA increased to €58.8 million in first quarter of 2017 compared to €54.0 million in the first quarter of 2016.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q1 2017	Q1 2016	Y-o-Y Comparison
Volume (kmt)	67.0	59.2	13.3%
Revenue (EUR/Millions)	109.0	97.1	12.3%
Gross Profit (EUR/Millions)	43.6	45.3	(3.6)%
Gross Profit/metric ton (EUR)	651.0	765.2	(14.9)%
Adjusted EBITDA (EUR/Millions)	32.1	34.5	(6.7)%
Adjusted EBITDA/metric ton (EUR)	479.6	582.5	(17.7)%
Adjusted EBITDA Margin	29.5%	35.5%	(600)bps
Volume for the Specialty Carbon Black business increased by 13.3% to 67.0 kmt in the first quarter of 2017 from 59.2 kmt in the first quarter of 2016, reflecting strong global demand and further penetration of markets in all regions.
Revenue of the business increased by €11.9 million, or 12.3%, to €109.0 million in the first quarter of 2017 from €97.1 million in the first quarter of 2016. This revenue increase is primarily associated with increased volume and in part by feedstock pass through effects on price offset by change in regional mix.
Gross Profit decreased by €1.7 million, or 3.6%, to €43.6 million in the first quarter of 2017 from €45.3 million in the first quarter of 2016, due in part to the time lag in adjusting product prices to reflect higher feedstock costs and some impacts from product mix.
Adjusted EBITDA decreased by 6.7% to €32.1 million in the first quarter of 2017 from €34.5 million in the first quarter of 2016, reflecting the development of Gross Profit. Adjusted EBITDA margin was 29.5% in the first quarter of 2017 as compared to 35.5% in the first quarter of 2016. This decrease in Adjusted EBITDA margin reflected the development of Adjusted EBITDA and to a lesser extent the impact on revenues associated with the pass through of higher raw material prices.

RUBBER CARBON BLACK
	Q1 2017	Q1 2016	Y-o-Y Comparison
Volume (kmt)	208.1	218.7	(4.8)%
Revenue (EUR/Millions)	195.3	149.2	30.9%
Gross Profit (EUR/Millions)	46.1	36.3	26.9%
Gross Profit/metric ton (EUR)	221.5	166.1	33.3%
Adjusted EBITDA (EUR/Millions)	26.7	19.5	36.6%
Adjusted EBITDA/metric ton (EUR)	128.1	89.2	43.6%
Adjusted EBITDA Margin	13.7%	13.1%	60bps
Closing the Ambès, France facility contributed significantly to volumes for the Rubber Carbon Black business being reduced by 4.8% to 208.1 kmt in the first quarter of 2017 from 218.7 kmt in the first quarter of 2016. The loss in volume was largely confined to marginally profitable standard grades. On balance, gross profit was improved as a material portion of fixed costs have been eliminated with this closure.

Revenue increased by €46.1 million, or 30.9%, to €195.3 million in the first quarter of 2017 from €149.2 million in the first quarter of 2016. This revenue increase was primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements and some price increases in certain regions.
Gross profit increased by €9.8 million, or 26.9%, to €46.1 million in the first quarter of 2017 from €36.3 million in the first quarter of 2016. This increase came from some regional price increases, success of our facility in Qingdao, China, gains in efficiency improvements and the restructuring gains coming from the French closure. Unfavorable feedstock differentials still persist although with customer contract mechanisms we in part have addressed this.
Adjusted EBITDA increased by €7.2 million, or 36.6% to €26.7 million in the first quarter of 2017 from €19.5 million in the first quarter of 2016, essentially reflecting the development of Gross Profit.
Balance Sheet and Cash Flow
As of March 31, 2017, the Company had cash and cash equivalents of €45.4 million which represents a decrease of €28.5 million from December 31, 2016 after a voluntary debt repayment of €19.5 million and a dividend payment of €10.0 million.
The Company’s reported non-current indebtedness as of March 31, 2017 comprised €589.5 million composed of the non-current portion of term loan liabilities of €598.0 million less transaction costs of €8.6 million, and €0.1 million other long term debt. Net indebtedness including €7.3 million current portion of term loan liabilities was €560.0 million, which represents a 2.46 times LTM EBITDA multiple down from 2.50 times in the previous quarter.
Cash inflows from operating activities in the first quarter of 2017 amounted to €17.5 million and include uses of net working capital of €23.0 million compared to a net working capital source of €16.9 million in first quarter 2016 and consist of a consolidated profit for the period of €15.8 million, adjusted for depreciation and amortization of €20.9 million and the exclusion of finance costs, net of €9.7 million affecting net income. Net working capital totaled €211.9 million as of March 31, 2017, compared to €181.9 million as of December 31, 2016, reflecting the impact of higher feedstock prices.
Cash outflows from investing activities in the first quarter of 2017 met expectations for the full year 2017 and amounted to €17.3 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system including the commencement of investing activities to restructure the Korean plant network. This work is on target with an expected completion, as earlier announced, for mid-2018.
Cash outflows for financing activities in the first quarter of 2017 consisted primarily of a voluntary debt repayment of €19.5 million and a dividend payment totaling €10.0 million.

Repricing of Debt
Lenders have consented to reprice Orion's EUR- and USD- denominated outstanding term loans, comprising €605.3 million as of March 31, 2017. The repricing on the EUR tranche will reflect a 25 basis point reduction on margin from 3.00% to 2.75% plus a reduction of the fixed Euribor floor from 0.75% to 0.00%. On the USD tranche there will be a 50 basis point reduction on margin from 3.00% to 2.50%.
The repricing is expected to reduce Orion's current yearly costs of debt by approximately €4.7 million or €5 cents per share. The amendment to Orion's Credit Agreement, dated as of July 25, 2014, reflecting these changes is expected to be finalized on about May 5, 2017. Other provisions of this term loan agreement will remain unchanged.
2017 Full Year Outlook
“Our markets continue to show the strength we anticipated for 2017. Our facilities are mostly running at high operating rates in the environment where we believe industry-wide utilizations are tight or tightening. This seems especially the case for our specialty grades and for higher grade Technical Rubber Goods.” stated Mr. Clem. “As a result, we are reiterating our outlook for full year Adjusted EBITDA of between €220 million and €240 million for 2017, based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices, exchange rates and feedstock impacts will be at average levels seen during the first quarter of 2017. Our cash generation remains robust and clearly sufficient to support our capital program and dividend policy. This was strengthened even more with the successful re-pricing of our long term debt last month.”
Other guidance metrics for 2017, also unchanged, include shares outstanding of 59.3 million, an underlying tax rate of about 35% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately €60 million but depending on the timing of certain expenditures a total potentially rising to over €80 million due to the expenditures associated with the consolidation of the Company’s plants in Korea. Depreciation is estimated to be approximately €60 million, and amortization is estimated to be approximately €20 million (including amortization of acquired intangibles of about €13 million) in 2017.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, May 5th, 2017, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through May 12th, 2017:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13656536
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion has 14 global production sites and four Technology Centers with 1,483 employees. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2017 Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2017 Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three months ended March 31, 2017 and 2016 - unaudited

	Three Months Ended Mar 31, 2017	Three Months Ended Mar 31, 2016
	In EUR k	In EUR k
Revenue	304,312	246,250
Cost of sales	(214,588)	(164,666)

Gross profit	89,724	81,584

Selling expenses	(28,876)	(26,846)
Research and development costs	(3,933)	(3,565)
General and administrative expenses	(18,906)	(16,952)
Other operating income	138	1,056
Other operating expenses	(3,371)	(4,768)

Operating result (EBIT)	34,776	30,509

Finance income	7,866	8,324
Finance costs	(17,600)	(17,256)
Share of profit or loss of joint ventures	121	121

Financial result	(9,613)	(8,811)

Profit before income taxes	25,163	21,698

Income taxes	(9,325)	(8,333)

Profit for the period	15,838	13,365
Earnings per Share (EUR per share), basic	0.27	0.22
Weighted average number of ordinary shares (in thousands)	59,320	59,451
Earnings per Share (EUR per share), diluted	0.26	0.22
Weighted average number of diluted ordinary shares (in thousands)	60,465	59,906

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at March 31, 2017 and December 31, 2016 – unaudited

	Mar 31, 2017	Dec 31, 2016
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	72,910	77,984
Property, plant and equipment	388,200	387,727
Investment in joint ventures	4,778	4,657
Other financial assets	1,770	2,178
Other assets	2,545	2,858
Deferred tax assets	55,673	60,955
	574,388	584,871
Current assets
Inventories	127,564	114,351
Trade receivables	207,510	190,503
Other financial assets	3,501	5,264
Other assets	21,275	21,985
Income tax receivables	5,458	7,704
Cash and cash equivalents	45,370	73,907
	410,678	413,714
	985,066	998,585

	Mar 31, 2017	Dec 31, 2016
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	(3,415)
Reserves	(1,909)	(47,964)
Profit or loss for the period	15,838	44,626
	70,149	52,882
Non-current liabilities
Pension provisions	55,294	54,736
Other provisions	13,330	13,747
Financial liabilities	589,489	613,659
Other liabilities	411	425
Deferred tax liabilities	38,618	44,557
	697,142	727,124
Current liabilities
Other provisions	42,212	60,056
Trade payables	123,185	122,913
Other financial liabilities	11,224	5,465
Income tax liabilities	20,392	16,759
Other liabilities	20,762	13,386
	217,775	218,579
	985,066	998,585

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2017 and 2016 – unaudited

	Three Months Ended Mar 31, 2017	Three Months Ended Mar 31, 2016
	In EUR k	In EUR k
Profit for the period	15,838	13,365

Income taxes	9,325	8,333

Profit before income taxes	25,163	21,698

Depreciation and amortization of intangible assets and property, plant and equipment	20,888	19,577
Other non-cash expenses/(income)	1,774	(87)
(Increase)/decrease in trade receivables	(15,424)	9,373
(Increase)/decrease in inventories	(11,927)	16,372
Increase/(decrease) in trade payables	4,346	(8,869)
Decrease in provisions	(18,642)	(8,521)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	4,881	3,758
Finance income	(7,866)	(8,324)
Finance costs	17,600	17,256
Cash paid for income taxes	(3,262)	(2,152)

Cash flows from operating activities	17,531	60,081

Cash paid for the acquisition of intangible assets and property, plant and equipment	(17,335)	(23,071)

Cash flows from investing activities	(17,335)	(23,071)

Share buyback	—	(3,415)
Repayments of borrowings	(21,287)	(21,798)
Cash inflows/(outflows) related to current financial liabilities	5,721	(267)
Interest and similar expenses paid	(6,120)	(9,197)
Interest and similar income received	1,643	263
Dividends paid to shareholders	(10,000)	(9,994)

Cash flows from financing activities	(30,043)	(44,408)

Change in cash	(29,847)	(7,398)

Change in cash resulting from exchange rate differences	1,310	(858)
Cash and cash equivalents at the beginning of the period	73,907	65,261

Cash and cash equivalents at the end of the period	45,370	57,005

Reconciliation of profit or loss	Three Months Ended Mar 31,
in EUR k	2017	2016

Profit or loss for the period	15,838	13,365
Income taxes	9,325	8,333
Finance costs	17,600	17,256
Share of profit of joint ventures	(121)	(121)
Other finance income	(7,866)	(8,324)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,776	30,509
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	20,888	19,577
EBITDA	55,664	50,086
Share of profit of joint venture	121	121
Restructuring expenses	378	—
Consulting fees related to Group strategy (1)	224	249
Long Term Incentive Plan	1,523	515
Other adjustments (2)	900	2,998
Adjusted EBITDA	58,810	53,969

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments in the three months ended March 31, 2017 primarily relate to costs in association with our EPA enforcement action of EUR 0.8 million. Other non-operating expenses in the three months ended March 31, 2016 primarily relate to costs in association with our EPA enforcement action of EUR 2.3 million (including accrued expenses for penalties and mitigation projects) as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.

Adjusted EPS Reconciliation

Adjusted EPS	Three Months Ended Mar 31,
in EUR k	2017	2016
Profit for the period	15,838	13,365
Add back long term incentive plan (LTIP)	1,523	515
Add back consulting fees, restructuring expenses and other adjustments	1,502	3,247
Add back segment impairment	—	—
Add back amortization of acquired intangible assets	3,277	3,262
Add back foreign exchange rate impacts to financial result	808	(3,273)
Amortization of transaction costs	719	750
Release of transaction costs due to repayment	389	262
Tax effect on add back items at 35% estimated tax rate	(2,876)	(1,667)
Adjusted profit or loss for the period	21,180	16,461
Adjusted EPS [1]	0.36	0.28

Total add back items	5,342	3,096

Impact add back items per share	0.09	0.05
+ Earnings per Share (EUR per share), basic	0.27	0.22
= Adjusted EPS [1]	0.36	0.28
1) Based upon weighted number of shares outstanding, which was 59,320k for the three months ended March 31, 2017 and 59,451k for the three months ended March 31, 2016.